Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
($ in millions)	2017	2016	2015(1)	2014(2)	2013
Earnings:
Earnings from continuing operations before income taxes	$772	$784	$632	$507	$394
Amortization of Capitalized Interest	2	1	2	1	2
Interest Capitalized	(5)	(2)	(2)	(2)	—
Net adjustment for earnings from affiliates	(7)	4	—	(2)	2
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	99	76	139	151	118
Portion of rental expenses on operating leases deemed to be representative of the interest factor (3)	21	23	21	18	15
Total Earnings	$882	$886	$792	$673	$531
Fixed Charges:	$120	$99	$160	$169	$133
Ratio of earnings to fixed charges	7.4	8.9	5.0	4.0	4.0

(1) For the year ended December 31, 2015, the Company recorded non-cash goodwill impairment charges of $75 million and a non-cash intangible asset impairment charge of $27 million, as well as $44 million of interest expense related to the early extinguishment of debt.
(2) For the year ended December 31, 2014, the Company recorded a non-cash goodwill impairment charge of $47 million and $37 million of interest expense related to the early extinguishment of debt.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.